

Mail Stop 4628

September 8, 2017

Cui Rongfeng
Chief Executive Officer
TDH Holdings, Inc.
c/o Qingdao Tiandihui Foodstuffs Co. Ltd.
Room 1809, Financial Square
197 Shuangzhu Road, Huangdao District
Qingdao, Shandong Province
The People's Republic of China

> **Re:** **TDH Holdings, Inc.**
> **Amendment No. 1 Registration Statement on Form F-1**
> **Filed August 30, 2017**
> **File No. 333-219896**

Dear Mr. Cui:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 21, 2017 letter.

Exhibit 5.1

1.   Please file a revised opinion that separately opines on the shares of common stock subject to the overallotment, removes the assertion that counsel does not believe they are "experts," and expressly consents to the references to counsel under the captions "Tax Matters Applicable to U.S. Holders of Our Shares," "Enforceability of Civil Liabilities" and "Legal Matters." Refer to Section IV of Staff Legal Bulletin 19.

Closing Comments

        You may contact Lily Dang, Staff Accountant, at (202) 551-3867, or John Cannarella, Staff Accountant, at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any other questions.

        Sincerely,

        /s/H. Roger Schwall

        H. Roger Schwall
        Assistant Director
        Office of Natural Resources

cc: F. Alec Orudjev
       Schiff Hardin LLP